UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Republic Airways Holdings Inc.
(Name of Issuer)
Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)
760276 10 5
(CUSIP Number)
Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 7, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 760276 10 5

1.	Names of Reporting Persons. TPG Group Holdings (SBS) Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type Of Reporting Person (See Instructions) CO

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CUSIP No. 760276 10 5

1.	Names of Reporting Persons. TPG Advisors V, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type Of Reporting Person (See Instructions) CO

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CUSIP No. 760276 10 5

1.	Names of Reporting Persons. David Bonderman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type Of Reporting Person (See Instructions) IN

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CUSIP No. 760276 10 5

1.	Names of Reporting Persons. James G. Coulter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type Of Reporting Person (See Instructions) IN

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This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed on July 31, 2009, as amended by Amendment No. 1 filed on February 14, 2012 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors V, Inc., David Bonderman and James G. Coulter with respect to Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

This Amendment supplements Item 4 of the Original Schedule 13D by inserting the following paragraph after the second paragraph under the heading “Registration Rights Agreement”

“Convertible Note Prepayment

On April 7, 2014, Republic prepaid the entire outstanding principal amount of and the accrued and unpaid interest under the Convertible Note (the “Prepayment”). As a result of the Prepayment, the Reporting Persons no longer beneficially own any shares of Issuer Common Stock.”

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates the second, third and sixth paragraphs of the Original Schedule 13D in their entirety as set forth below:

“(a), (b), (e) As a result of the Prepayment, the Reporting Persons no longer beneficially own any shares of Issuer Common Stock.”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 23, 2014

TPG GROUP HOLDINGS (SBS) ADVISORS, INC.

By: /s/ Ronald Cami

Name: Ronald Cami

Title: Vice President

TPG ADVISORS V, INC.

By: /s/ Ronald Cami

Name: Ronald Cami

Title: Vice President

David Bonderman

By: /s/ Ronald Cami

Ronald Cami, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami

Ronald Cami, on behalf of James G. Coulter (2)

(1)

Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).

(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).

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